United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to
Commission file number 001-15202
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
December 31, 2009 and 2008

*	Schedules required by Form 5500 which are not applicable have not been included herein.
EX-23

Report of Independent Registered Public Accounting Firm
The Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, line 4i — schedule of assets (held at end of year) — December 31, 2009 and Schedule H, line 4a — schedule of nonexempt transactions for delinquent participant contributions — year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/KPMG LLP
New York, New York
June 23, 2010

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value (note 6):
W. R. Berkley Corporation Common Stock Fund	$49,072,522	55,890,094
Mutual Funds	380,793,145	285,739,648
Participant loans	12,226,530	10,977,828

Total investments	442,092,197	352,607,570

Contributions receivable:
Employer	23,735,111	24,208,707
Participants	886,828	233,258
Other	28,512	—

Total receivables	24,650,451	24,441,965

Net assets available for plan benefits	$466,742,648	377,049,535

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 6)	$54,729,628
Interest and dividends	7,288,911
Interest on participant loans	628,369

Net investment income	62,646,908

Contributions:
Employer	23,735,111
Participants	22,785,535
Rollovers	3,408,145

Total contributions	49,928,791

Total additions	112,575,699

Deductions from net assets attributed to:
Benefits paid to participants	22,856,197
Administrative expenses	26,389

Total deductions	22,882,586

Net increase in net assets available for plan benefits	89,693,113

Net assets available for plan benefits at:
Beginning of year	377,049,535

End of year	$466,742,648

See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Plan Description

The following brief description of the W. R. Berkley Corporation (the “Company”) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. This brief description is qualified in its entirety by the text of the Plan, and Participants should refer to the Plan document for a more complete description of the Plan. Capitalized terms used herein shall have the respective meanings as set forth in the Plan.
(a)	General

The Plan is a defined contribution plan and was established for the benefit of eligible Employees of the Company and its participating subsidiaries. An Employee becomes eligible to participate in the Plan on the first day of the Calendar Quarter following the first full Calendar Quarter in which the Employee completes 250 Hours-of-Service, or on the first day of the Calendar Quarter following the Employee’s first year in which the Employee completes 1,000 Hours-of-Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan allows for mandatory distributions to terminated Participants whose vested Account balance is less than $1,000.

Fidelity Management Trust Company (“Fidelity”) is the Trustee, custodian and recordkeeper for the Plan. The Company has a Profit Sharing Plan Finance Committee to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee to assist in the administration of the Plan.

(b)	Contributions

Employer Contributions

Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Eligible Earnings, as defined in the Plan for the period of the calendar year that the Employee was a Participant, up to the Internal Revenue Code’s (IRC) maximum for any one year. The Company’s contribution is allocated as follows: 60% to the Participant’s Company Profit Sharing Account, subject to the Plan’s Vesting Schedule; and 40% to the Participant’s Company 401(k) Account which is 100% vested.

Employer Profit Sharing Contributions are determined separately for each Participating Employer prior to the end of each calendar year and are allocated as of the last day of the calendar year among the proper Accounts of all Participants who were employed by a Participating Employer on the last day of the calendar year and who were credited with at least 1,000 Hours-of-Service at the end of the calendar year based on the Participant’s Earnings for the period of the calendar year he or she was a Participant. If the Participant’s employment during a single Plan Year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing Contribution for the Plan Year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Nonexempt Transaction

There were unintentional delays during 2009 by the Company in submitting certain Participant contributions to the Trustee in the amount of $16,923. The Company reimbursed lost interest of $9 to the Plan.

Participant Contributions

Tax-Deferred Contributions

A Participant in the Plan may elect to have voluntary tax-deferred contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their Eligible Earnings. A Participant may also elect to have an amount in excess of 50% of their Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year does not exceed 50% of the Participant’s Earnings to date up to a statutory limit ($16,500 for 2009). A Participant may change or suspend their Tax-Deferred Contributions election.

Roth Contributions

A Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth Contributions combined not to exceed 50% of the Participant’s Earnings for the Plan year up to a statutory limit ($16,500 for 2009).

Rollover Contributions/Transfer Amounts

A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to Roth Contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan. In addition, amounts attributable to Roth Contributions must be rolled over to the Plan by means of a Direct Rollover.

Catch-Up Contributions

In addition to the regular Tax-Deferred Contributions and/or Roth Contributions described above, Plan Participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of regular Tax-Deferred Contributions and/or Roth Contributions for the year may make additional “Catch-Up Contributions” to the Plan. For 2009, Tax-Deferred and Roth Catch-up Contributions have a combined limit of $5,500.

(c)	Participants’ Accounts

Each Participant’s Account is credited with the Participant’s contributions, the appropriate amount of the Company’s contributions and an allocation of investment fund earnings or losses in which the Participant has directed his or her contribution. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested Account. The Account of each Participant is valued on a daily basis.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(d)	Vesting

Participants are fully vested in their tax-deferred and after tax Roth contributions, roll-over contributions, catch-up contributions, the employer contribution to their 401(k) Account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the employer contribution is allocated to the Participant’s Company Profit Sharing Account occurs at the rate of 20% per year beginning after two years of continuous employment. Prior to 2007’s vesting in the portion of the employer contribution that is allocated to the Participant’s Profit Sharing Account occurs at the rate of 20% per year beginning after three years of continuous employment. In the event of death, disability or retirement, in accordance with the provisions of the Plan, the Participant becomes fully vested.

(e)	Payments of Benefits

On termination of employment, retirement or death, a Participant or Participant’s beneficiary may elect to receive the payment benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated Participants are based upon the closing price of the funds on the date the Participant requests the distribution from Fidelity. Withdrawals to active Participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.

Hardship withdrawals are allowed under certain circumstances as defined in the Plan Document. Participants are suspended from making contributions for six months after taking a hardship withdrawal from the Plan.

(f)	Forfeitures

Forfeitures are retained in the Plan and are allocated among the Accounts of the remaining active Participants as of the last day of the Plan Year in which the forfeiture occurs. Forfeitures are allocated in the subsequent year and totaled $432,671 and $668,308 for years ended December 31, 2009 and 2008 respectively.

(g)	Participant Loans

The Plan allows Participants to borrow from their Account. Participants may borrow up to 50% of their vested Account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the Participant’s vested Account. A Participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. At December 31, 2009 and 2008, there were 1,685 and 1,497 individual loans outstanding bearing an interest rate ranging from 3.25% to 9.50%, and 4.0% to 9.50%, respectively, with maturities ranging from 1 to 25 years.

The interest rate charged on the loan and repaid to the Participant’s Account is set to the prime rate as of the first of each quarter and fixed for the duration of the loan. A Participant may have up to two loans outstanding. Payment is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial lump-sum repayment is not permitted. A Participant with an

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.

(h)	Investments

Participants are responsible for directing the investment of their respective Accounts. Investment changes requested by Participants are implemented as soon as administratively practical in accordance with the Plan document.

Effective as of the close of business on April 7, 2010, seven Fidelity investment options shown below were changed to the Fidelity Freedom K Fund series. The Account balances prior to April 7, 2010 were transferred automatically to the investment options shown below under Investment Options for Future Contributions after April 7, 2010.

The Fidelity Freedom K Funds have the same management team, investment objectives and will invest in the same underlying investments as the Fidelity Freedom Funds® (although the Fidelity Freedom K Funds will often invest in a different share class of the underlying funds). Since they are designated as Fidelity’s institutional target date series of mutual funds, Fidelity Freedom K Funds have lower expense ratios than the corresponding target date Fidelity Freedom Funds.

	Prior to April 7, 2010	After April 7, 2010
	Investment options	Investment options for future contributions
*	Fidelity Freedom Income Fund	Fidelity Freedom K Income Fund
*	Fidelity Freedom 2000 Fund®	Fidelity Freedom K 2000 Fund
*	Fidelity Freedom 2010 Fund®	Fidelity Freedom K 2010 Fund
*	Fidelity Freedom 2020 Fund®	Fidelity Freedom K 2020 Fund
*	Fidelity Freedom 2030 Fund®	Fidelity Freedom K 2030 Fund
*	Fidelity Freedom 2040 Fund®	Fidelity Freedom K 2040 Fund
*	Fidelity Freedom 2050 Fund®	Fidelity Freedom K 2050 Fund
	Fidelity Capital Appreciation Fund — Class K	Fidelity Capital Appreciation Fund — Class K
	Fidelity Contrafund® — Class K	Fidelity Contrafund® — Class K
	Fidelity Diversified International Fund — Class K	Fidelity Diversified International Fund — Class K
	Fidelity Equity-Income Fund — Class K	Fidelity Equity-Income Fund — Class K
	Fidelity Government Income Fund	Fidelity Government Income Fund
	Fidelity Growth Company Fund — Class K	Fidelity Growth Company Fund — Class K
	Fidelity Intermediate Bond Fund	Fidelity Intermediate Bond Fund
	Fidelity Magellan® Fund — Class K	Fidelity Magellan® Fund — Class K
	Fidelity Overseas Fund — Class K	Fidelity Overseas Fund — Class K
	Fidelity Puritan® Fund — Class K	Fidelity Puritan® Fund — Class K
	Fidelity Retirement Money Market Portfolio	Fidelity Retirement Money Market Portfolio
	Fidelity Select Gold Portfolio	Fidelity Select Gold Portfolio
	Fidelity U.S. Bond Index Fund	Fidelity U.S. Bond Index Fund
**	Invesco Small Cap Growth Institutional Class	Invesco Small Cap Growth Institutional Class

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Prior to April 7, 2010	After April 7, 2010
Investment options	Investment options for future contributions
Janus Research Fund — Class T	Janus Research Fund — Class T
PIMCO Low Duration Fund — Institutional Class	PIMCO Low Duration Fund — Institutional Class
PIMCO Total Return Fund — Institutional Class	PIMCO Total Return Fund — Institutional Class
Royce Low-Priced Stock Fund-Institutional Class	Royce Low-Priced Stock Fund-Institutional Class
Spartan® 500 Index Fund — Investor Class	Spartan® 500 Index Fund — Investor Class
Spartan® Extended Market Index Fund — Investor Class	Spartan® Extended Market Index Fund — Investor Class
Spartan® International Index Fund — Investor Class	Spartan® International Index Fund — Investor Class
Vanguard Inflation-Protected Securities Fund — Investor Shares	Vanguard Inflation-Protected Securities Fund — Investor Shares
Wells Fargo Advantage Small Cap Value	Wells Fargo Advantage Small Cap Value
Fund — Investor Class	Fund — Investor Class
W. R. Berkley Corporation Common Stock Fund	W. R. Berkley Corporation Common Stock Fund

*	Seven funds were moved to Fidelity’s new Class K shares series. The new Fund classes will have the same management team and investment objectives with lower expense ratios than the corresponding target date Fidelity Freedom Funds.

**	Formerly AIM Small Cap Growth Fund — Class I
(i)	Other Accounts Receivable

In 2010, Invesco Funds Group is expected to distribute settlement proceeds as a result of U.S. Securities and Exchange Commission proceedings related to late trading and/or market timing activities which occurred from January 1, 2000 — July 31, 2003. Fidelity, as an intermediary, will receive these proceeds and anticipates processing $28,512 to pay for future Plan expenses.
(2)	Summary of Significant Accounting Policies

The following are the more significant accounting policies followed by the Plan:
(a)	Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures, which was formerly referred to as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and the adoption did not have a

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
material impact on the Plan’s financial condition or results of operations. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification supersedes all existing non-Securities and Exchange Commission (“SEC”) accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) — Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted. The adoption of this guidance is reflected, where applicable, throughout the notes of the financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(b)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company Common Stock Fund is valued at its year-end unit closing price. A net asset value (“NAV”) per unit is determined on a daily basis. In determining the NAV, the value of the W. R. Berkley Company Common Stock Fund (the Company Common Stock Fund) is based on the closing price of the Company’s Shares on the New York Stock Exchange (“NYSE”) or, if not available, the latest available price reported by the principal national securities exchange. The NAV will be adjusted by dividends paid on common stock, interest on short-term investments held in the fund and expenses of the fund. Participant loans are valued at cost that approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are based on specific identification method and are included in net appreciation in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.

(d)	Plan Expenses

Certain general expenses of operating and administering the Plan are paid by the Company but may be charged against investment fund assets in the future, as determined by the Company.

(e)	Payment of Benefits

Benefit payments are recorded when paid.
(3)	Risks and Uncertainties

The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant Account balances and the Statement of Changes in Net Assets Available for Plan Benefits.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all Participant-directed fund elections. Additionally, the investments within each Participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which principally invests in a security of a single issuer. More than 10% of the Plan’s net assets were invested in the Company Common Stock Fund as of December 31, 2009 and 2008.

The Plan investments include mutual funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, all amounts credited to the Participants will become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the Participants in accordance with the value of each Participant’s Account on the date of such termination.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 24, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan has been amended since receiving the determination letter. The Company applied for a new determination letter in 2007. The Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code. The Internal Revenue Service, the primary tax oversight body of the Plan, generally has the ability to examine plan activity for up to three prior years.

During the past several years, nonexempt transactions have been identified due to the delinquent remittance of certain participant contributions. In 2009, the Plan Sponsor submitted a filing under the Department of Labor’s Voluntary Fiduciary Correction Program. The Department of Labor is currently reviewing the filing. These operational issues have been subsequently corrected and management has taken action to improve controls in this area.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(6)	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008:

	2009	2008
W. R. Berkley Corporation Common Stock Fund	$49,072,522	55,890,094

Mutual Funds:
Fidelity Retirement Money Market Portfolio	52,438,140	54,519,510
Fidelity Contrafund® — Class K	55,819,145	42,240,841
Fidelity Puritan® Fund — Class K	26,618,582	20,183,290
Fidelity Government Income Fund	*	19,017,490

*	Held less than 5% as of this period.
The net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2009 are as follows:

W. R. Berkley Corporation Common Stock Fund	$(10,200,842)
Mutual funds	64,930,470

Net appreciation in fair value of investments	$54,729,628

(7)	Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan uses FAS 157’s fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market date for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Money Market Funds and Equity Securities — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the NAV of shares held by the plan at year end.

Participant Loans — Valued at cost that approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Fair Value Measurements at December 31, 2009
		Quoted	Significant
		Prices in	Other	Significant
	Total assets	active	observable	Unobservable
	measured at	markets	market data	market data
	fair value	(Level I)	(Level II)	(Level III)
W. R. Berkley Corporation
Common Stock Fund	$49,072,522	$49,072,522	$—	$—
Mutual funds:
Large Cap equity funds	142,742,478	142,742,478	—	—
Fixed Income funds	59,912,214	59,912,214	—	—
Money Market fund	52,438,140	52,438,140	—	—
Target Date blended funds	36,421,816	36,421,816	—	—
International equity funds	32,297,229	32,297,229	—	—
Small Cap equity fund	28,299,753	28,299,753	—	—
Other blended fund	26,618,582	26,618,582	—	—
Specialty fund	1,822,112	1,822,112	—	—
Mid Cap equity fund	240,821	240,821	—	—
Participant loans	12,226,530	—	—	12,226,530

Total investments	$442,092,197	$429,865,667	$—	$12,226,530

	Fair Value Measurements at December 31, 2008
		Quoted	Significant
		Prices in	Other	Significant
	Total assets	active	observable	Unobservable
	measured at	markets	market data	market data
	fair value	(Level I)	(Level II)	(Level III)
W. R. Berkley Corporation
Common Stock Fund	$55,890,094	$55,890,094	$—	$—
Mutual funds	285,739,648	285,739,648	—	—
Participant loans	10,977,828	—	—	10,977,828

Total investments	$352,607,570	$341,629,742	$—	$10,977,828

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The following table presents a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Participant
Loans
Beginning balance at January 1, 2009	$10,977,828
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	1,248,702

Ending balance at December 31, 2009	$12,226,530

(8) Related Party Transactions
Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity Management Trust Company who is the Trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the Company Common Stock Fund also qualify as party-in-interest transactions.
(9) Subsequent Events
The Company noted no additional subsequent events in its evaluation through June 23, 2010, the date on which these financial statements were issued.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i— Schedule of Assets (Held at End of Year)
December 31, 2009

		Fair value at
	Description and number of	December 31,
Identity of issuer	shares/units	2009
* W. R. Berkley Corporation Common Stock Fund	Common Stock Fund: 1,175,108 units	$49,072,522

* Fidelity Capital Appreciation Fund – Class K	Mutual Funds: 187,195 shares	4,017,203
* Fidelity Contrafund® – Class K	Mutual Funds: 958,269 shares	55,819,145
* Fidelity Diversified International Fund – Class K	Mutual Funds: 647,095 shares	18,105,710
* Fidelity Equity-Income Fund – Class K	Mutual Funds: 356,268 shares	13,940,761
* Fidelity Freedom 2000 Fund®	Mutual Funds: 83,154 shares	943,803
* Fidelity Freedom 2010 Fund®	Mutual Funds: 629,333 shares	7,872,954
* Fidelity Freedom 2020 Fund®	Mutual Funds: 1,101,902 shares	13,828,864
* Fidelity Freedom 2030 Fund®	Mutual Funds: 765,791 shares	9,488,144
* Fidelity Freedom 2040 Fund®	Mutual Funds: 448,565 shares	3,211,725
* Fidelity Freedom 2050 Fund®	Mutual Funds: 16,874 shares	140,899
* Fidelity Freedom Income Fund	Mutual Funds: 87,098 shares	935,427
* Fidelity Government Income Fund	Mutual Funds: 1,775,864 shares	18,451,230
* Fidelity Growth Company Fund – Class K	Mutual Funds: 291,250 shares	20,078,790
* Fidelity Intermediate Bond Fund	Mutual Funds: 1,464,958 shares	14,869,321
* Fidelity Magellan® Fund – Class K	Mutual Funds: 222,750 shares	14,316,111
* Fidelity Overseas Fund – Class K	Mutual Funds: 323,457 shares	9,998,044
* Fidelity Puritan® Fund – Class K	Mutual Funds: 1,657,446 shares	26,618,582
* Fidelity Retirement Money Market Portfolio	Mutual Funds: 52,438,140 shares	52,438,140
* Fidelity Sel Gold	Mutual Funds: 42,543 shares	1,822,112
* Fidelity US BD Index	Mutual Funds: 9,787 shares	108,240
AIM Small Cap Growth Fund – Class I	Mutual Funds: 205,599 shares	4,868,579
Janus Aspen Series: Worldwide Growth Portfolio – Institutional Class	Mutual Funds: 146,774 shares	3,842,540
Janus Research Fund	Mutual Funds: 486,067 shares	11,874,628
Morgan Stanley Institutional Fund Trust:
Value Portfolio – Class I Shares	Mutual Funds: 230,228 shares	3,103,471
PIMCO Low Duration Fund – Institutional Class	Mutual Funds: 470,854 shares	4,845,083
PIMCO Total Return Fund – Institutional Class	Mutual Funds: 1,929,849 shares	20,842,373
Royce Low-Priced Stock Fund – Institutional Class	Mutual Funds: 600,022 shares	8,454,308
Spartan® U.S. Equity Index Fund – Investor Class	Mutual Funds: 496,890 shares	19,592,369
Spartan® Extnd Mkt Index	Mutual Funds: 7,922 shares	240,821
Spartan® Intl Index	Mutual Funds: 10,491 shares	350,935
Vang Infl Prot Sec	Mutual Funds: 63,424 shares	795,967
Wells Fargo Advantage Small Cap Value Fund – Investor Class	Mutual Funds: 546,003 shares	14,976,866

Total Mutual Funds		380,793,145

* Participant loans	1,685 Participant loans (interest rates range from 3.25% to 9.50% with maturities ranging from 1 to 25 years)	12,226,530

Total investments		$442,092,197

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Nonexempt Transactions
for Delinquent Participant Contributions
Year ended December 31, 2009

(b)
Relationship to
(a)	plan, employer	(c)	(d)	(e)
Identity of	or other	Description of transaction	Amount on	Lost
party involved	party-in-interest	including rate of interest	line 4(a)	interest
Clermont	Affiliate	Employee contributions not deposited in a timely manner during 2009. Deposited 4 days after as soon as administratively possible	$16,923	$9
It was noted that there was an unintentional delay by the Plan Sponsor in submitting employee contributions to the Plan. The delay was 4 days and the withholding amount was $16,923 per the Plan Sponsor. Lost interest was $9. All Participants’ contributions have been credited to their Accounts. The Plan Sponsor will reimburse lost interest to the Plan.
See accompanying report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
By	/s/ Eugene G. Ballard
Eugene G. Ballard
Member, Profit Sharing Plan Administrative Committee

June 23, 2010

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm